LIVE OAK ACQUISITION CORP. V

4921 William Arnold Road
Memphis, TN 38117

February 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon

Re:	Live Oak Acquisition Corp. V
Registration Statement on Form S-1
Filed January 10, 2025, as amended File No. 333-284207

Ms. Paulemon:

On February 21, 2025, Live Oak Acquisition Corp. V requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. ET on February 25, 2025, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Richard J. Hendrix
Richard J. Hendrix
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP